SIGNATOR INVESTORS, INC

NOTES TO FINANCIAL STATEMENTS

Note 1 – Organization and Description of Business

Signator Investors, Inc. (the "Company") is a direct wholly-owned subsidiary of John Hancock Financial Network, Inc. ("JHFN" or "Parent"). JHFN is a direct wholly-owned subsidiary of John Hancock Subsidiaries, LLC ("Subsidiaries"). Subsidiaries is a wholly-owned subsidiary of John Hancock Life Insurance Company (U.S.A.) ("JHUSA"). JHUSA is an indirect, wholly-owned subsidiary of John Hancock Financial Corporation ("JHFC"). JHFC is an indirect, wholly-owned subsidiary of Manulife Financial Corporation ("MFC"), a Canadian-based, publicly traded financial services holding company.

In December 2015, the Company and Signator Financial Services, Inc. ("SFS"), were merged. SII and SFS were under common control of JHFN and therefore in accordance with U.S. GAAP, the merger was accounted for in a manner similar to the 'pooling-of-interests' method. Accordingly, the assets and liabilities of SFS have been accounted for retrospectively at historical amounts and the results of operations of SFS are included from the beginning of the year.

The Company is a registered broker/dealer under the Securities Exchange Act of 1934 (the "Act") and a Securities and Exchange Commission registered investment advisor under the Investment Advisers Act of 1940. The Company was incorporated in the state of Delaware on May 7, 1968. The Company is the retail broker-dealer for JHFN's distribution network of independent firms. The Company offers a full range of variable insurance products, mutual funds, fee-based investment advisory services, and general securities through its registered representatives. In its capacity as an investment adviser, the Company offers financial planning services, managed accounts through programs it sponsors and through third party managed account providers, as well as fiduciary investment advisory services to 401(k) plan sponsors.

The Company is a member of the Securities Investor Protection Corporation ("SIPC") through which customer accounts are protected in the event of the Company's insolvency up to $500,000; including a maximum of $250,000 for free cash balances. The Company does not open customer accounts or affect customer transactions, but does accept customer funds and securities for deposit and promptly transmits all customer funds and securities received to its third-party broker/dealer, Pershing, or the related insurance carrier.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation. These financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP"), which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Reclassifications. Certain prior year amounts have been reclassified to conform to the current year presentation.

Cash. Cash includes cash and all highly liquid debt investments with a remaining maturity of three months or less when purchased. At times, cash may exceed the insurance limits of the Federal Deposit Insurance Corporation. Management believes its risk of loss is mitigated by investing through major financial institutions.

Money Market and Other Equity Securities. The Company classifies its money market and other equity securities as trading securities and records these securities at fair value. The change in fair value related to trading securities is included in other revenue in the Statement of Operations. These securities primarily include investments in money market registered investment companies.

Goodwill and Other Intangible Assets. Goodwill represents the excess of the cost over the fair value of identifiable net assets acquired by JHFN, on October 1, 2013. The allocation of purchase consideration resulted in recognition of goodwill and other intangible assets.

Other intangible assets include the distribution network of sales agents and producers responsible for procuring business. Distribution networks are amortized over their respective estimated lives in other selling, general, and administrative expenses. Management determined at inception that these other intangible assets have an estimated definite life of 15 years.

The Company tests goodwill for impairment at least annually, or more frequently if circumstances indicate impairment may have occurred. Amortizing intangible assets are reviewed for impairment only upon the occurrence of certain triggering events. An impairment is recorded whenever a reporting unit's goodwill or intangible asset's fair value is deemed to be less than its carrying value. A reporting unit is defined as an operating segment or one level below an operating segment.

Fair Value Measurements. Fair value is defined as the value that would be received to sell an asset in an orderly transaction between market participants at the measurement date; that is, an exit value. The exit value assumes the asset is exchanged in an orderly transaction; it is not a forced liquidation or distressed sale.

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

- Level 1 – Fair value measurements that reflect unadjusted, quoted prices in active markets for identical assets that the Company has the ability to access at the measurement date.

- Level 2 – Fair value measurements using inputs other than quoted prices included within Level 1 that are observable for the asset, either directly or indirectly.

- Level 3 – Fair value measurements using significant nonmarket observable inputs. These include valuations for assets that are derived using data, some or all of which is not market observable data, including assumptions about risk.

For the year ended December 31, 2015, cash and equity securities are classified within Level 1 of the fair value hierarchy and are based on quoted market prices. Additionally, there were no transfers into or out of Level 1, Level 2, or Level 3 during the year ended December 31, 2015.

Revenue Recognition. Selling commissions are recorded on the trade date. Fees earned pursuant to Rule 12b-1 distribution plans are recorded in the period in which the service is rendered. Investment advisory service fees are recognized in the period in which the services are performed. Other revenue includes transaction fee and interest income, as well as unrealized gains on securities. Transaction fee income and unrealized gains are recognized in the period in which they occur. Interest income is recognized on an accrual basis. All other types of revenue are recognized when the related services are performed.

Income Taxes. The provision for federal income taxes includes amounts currently payable or recoverable and deferred income taxes, computed under the liability method, resulting from temporary differences between the tax and financial statement bases of assets and liabilities. A valuation allowance is established for deferred tax assets when it is more likely than not that an amount will not be realized. In accordance with the income tax sharing agreement in effect for the applicable tax year, the income tax provision (or benefit) is computed as if each entity filed a separate federal income tax return with tax benefits provided for operating losses and tax credits when utilized and settled by the consolidated group. Intercompany settlements of income taxes are made through an increase or reduction to due from affiliated companies. Such settlements occur on a periodic basis in accordance with the tax sharing agreements.

Foreign Currency Translation. Items included in the financial statements are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Transactions in a foreign currency are initially recorded at the functional currency rate prevailing at the date of the transaction. Revenues and expenses are translated using the average exchange rates during the year. Gains or losses on foreign currency transactions are reflected in earnings.

Future Adoption of Recent Accounting Pronouncements

Revenue Recognition

In May 2014, the Financial Accounting Standards Board issued a new revenue recognition standard that will supersede virtually all revenue recognition guidance in U.S. GAAP. The new standard clarifies revenue recognition principles, provides a robust framework for recognizing revenue and cash flows arising from contracts with customers and enhances qualitative and quantitative disclosure requirements. Accordingly, the adoption of this standard may impact the Company's revenue recognition and could result in additional financial statement disclosure. The new standard is effective for fiscal years beginning after December 15, 2017, with early adoption

permitted for fiscal years beginning after December 15, 2016. The Company will be required to apply the standard retrospectively, either using a full retrospective or a modified retrospective approach. The Company is assessing the impact of this standard.

Note 3 – Related Party Transactions

Management believes the allocation of expenses used are reasonable and appropriate in the circumstances; however, the Company's Statement of Financial Condition and Statement of Operations may not necessarily be indicative of the financial condition and results that would have existed if the Company operated as an unaffiliated entity.

Distribution and Selling Agreements. The Company distributes annuity products issued by JHUSA, and John Hancock New York ("JHNY"). The Company does not hold funds or securities or owe money or securities to customers related to these annuity products. For the year ended December 31, 2015 the Company received $10,242,403 in selling commission revenues.

The Company also distributes group annuity and college savings plans issued by JHUSA. For group annuities, the Company received selling commission revenues that totaled $291,972 and received Rule 12b-1 service fees that totaled $3,641,478 for the year ended December 31, 2015. For college savings plans, the Company received selling commissions that totaled $272,616 and received Rule 12b-1 service fees that totaled $334,751 for the year ended December 31, 2015

As a retail broker-dealer, the Company has a Selling Agreement (the "Selling Agreement") with John Hancock Funds, LLC ("Funds, LLC"), an affiliate and the underwriter and/or distributor for registered investment companies (the "Funds") managed by John Hancock Advisers, LLC ("Advisers"), an indirect wholly owned subsidiary of JHUSA. Under the Selling Agreement, the Company serves as a broker-dealer for the Funds, LLC and provides a retail dealer network using agents of Signator Insurance Agency, Inc. ("SIA") to sell shares of the Funds. The Company received marketing reimbursement fees from Funds, LLC which totaled $283,876 for the year ended December 31, 2015. Of this total, $183,876 is included in marketing reimbursement fees, and $100,000 as a credit in other selling, general, and administrative expenses in the Statement of Operations. Pursuant to the Selling Agreement, the Company receives selling commissions and Rule 12b-1 service fees for distributing certain Funds. The Company received selling commissions and Rule 12b-1 service fees from Funds, LLC that totaled approximately $2,810,611 and $4,155,125, respectively for the year ended December 31, 2015. These amounts are included in selling commissions, and Rule 12b-1 services fees, respectively, in the Statement of Operations.

Service Agreements. The Company reimburses JHUSA for certain payroll related expenses. Certain payroll related expenses include salaries and benefits, and amounted to $4,675,490 for the year ended December 31, 2015, and are included in other selling, general and administrative expenses in the Statement of Operations.

SIGNATOR INVESTORS, INC

NOTES TO FINANCIAL STATEMENTS

The Company reimburses JHUSA for services provided by shared service centers. These expenses amounted to $5,608,488 for the year ended December 31, 2015, and are included in other selling, general and administrative expenses in the Statement of Operations.

Additionally, the Company leases office space from JHUSA as a tenant-at-will based on the percentage of floor space occupied by the Company in relation to the total floor space occupied by JHUSA. Rent expense amounted to $220,761 for the year ended December 31, 2015 and is included in other selling, general and administrative expenses in the Statement of Operations.

The Company reimburses SIA for other administrative and payroll related expenses. These expenses amounted to $6,296,322 for the year ended December 31, 2015, and are included in other selling, general and administrative expenses in the Statement of Operations.

Due from/to Affiliated Companies. Due from affiliated companies at December 31, 2015 included commissions and Rule 12b-1 service fees revenue due from Funds, LLC. It also includes a net receivable from Funds, LLC associated with accrued marketing reimbursement fees due from Funds, LLC less accrued wholesaling training compensation costs due to Funds, LLC.

Due to affiliated companies at December 31, 2015 includes payroll related expenses and other administrative expenses paid on behalf of the Company by JHUSA and/or SIA. Generally, these are settled monthly.

Note 4 – Goodwill and Intangible Assets

The changes in the carrying value of goodwill is as follows:

Balance at January 1, 2015	$ 4,089,367
Impairment	-
Balance at December 31, 2015	$ 4,089,367

In 2015, the Company had no goodwill impairment.

Intangible Assets

Intangible assets are as follows:

December 31, 2015	Gross Carrying Amount	Accumulated Net Amortization	Net Carrying Amount
Subject to amortization:			
Distribution network	$ 3,505,397	(525,798)	$ 2,979,599
Total	$ 3,505,397	(525,798)	$ 2,979,599

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Amortization expense was $233,688 for the year ended December 31, 2015. The expense is recording to other selling, general, and administrative expenses in the Statement of Operations. Amortization expense for other intangible assets is expected to be $233,688 for each of the years ending December 31, 2016, 2017, 2018, 2019, and 2020. Additionally, there were no other intangible asset impairments in 2015.

Note 5 – Income Taxes

The Company is included in the consolidated federal income tax return of JHFC.

The components of income taxes for year ended December 31, 2015 were as follows:

Current taxes		
Federal	$	882,867
State		86,062
Total		968,929
Deferred taxes		
Federal		1,669
State		6,655
Total		8,324
Total income tax expense (benefit)	$	977,253

A reconciliation of income taxes at the federal income tax rate to income tax expense (benefit) charged to operations for year ended December 31, 2015 follows:

Tax at 35%	$	914,891
Add (deduct):		
State income taxes net of federal benefit		60,266
Nondeductible expenses, including meals and entertainment		2,096
Prior year taxes		-
Total income tax expense (benefit)	$	977,253

Deferred income tax assets and liabilities result from tax effecting the differences between the financial statement values and income tax values of assets and liabilities at each statement of financial condition date. For December 31, 2015, deferred tax assets and liabilities consisted of the following:

Deferred tax assets:

IRS assessment interest	$	46,756
Long term bonus		507,351
Legal contingency		16,846
Total deferred income tax assets		570,953

Deferred income tax liabilities:

Partnership flowthrough income		907
Goodwill and other intangible assets, net		207,502
Market to market gains on securities		9,733
Total deferred income tax liabilities		218,142
Net deferred tax assets	$	352,811

The Company has not recorded a valuation allowance with respect to the realizability of its deferred tax assets. In assessing the need for a valuation allowance, management considered the future reversal of taxable temporary differences, future taxable income exclusive of reversing temporary differences, taxable income in the carry back period, as well as tax planning strategies. Tax planning strategies were considered to the extent they were both prudent and feasible and if implemented, would result in the realization of deferred tax assets. Based on management's assessment of all available information, management believes that it is more likely than not the Company will realize the full benefit of its deferred tax assets.

The Company made federal income tax payments to JHUSA of $2,580,749 in 2015. The Company also made state income tax payments to JHUSA of $47,183 in 2015 and received state income tax payments from The Manufacturer's Investment Corp. ("MIC") of $138,740 in 2015.

The Company's common parent JHFC merged with Manulife Holdings Delaware LLC resulting in a new combined group for 2010 for tax purposes. The returns for the new combined group have not yet been examined.

With respect to the legacy JHFC group, the IRS has completed it examinations of tax years 1997 through 2009. The IRS has issued statutory notices of deficiency relating to issues unrelated to the Company for years 1997 through 2004. JHFC filed a petition in U.S. Tax Court to contest years 1997 to 2001 and the trial was completed in 2011 with final judgment entered on July 22, 2014. The IRS issued Revenue Agent Reports for tax years 2005 through 2009. Protests were filed with respect to disagreed issues unrelated to the Company. The IRS commenced its audit of tax years 2010 through 2013 in September 2014.

The Company recognizes interest accrued related to unrecognized tax benefits in interest and penalties expense in other selling, general and administrative expenses in the Statement of

Operations. During the year ended December 31, 2015 the Company did not have any such interest expense.

Note 6 – Net Capital

Pursuant to the net capital provisions of Rule 15c3-1 of the Act, the Company is required to maintain minimum net capital, as defined. The amount of net capital and the related net capital ratio may fluctuate on a daily basis. Also according to Rule 15c3-1, the Company is prohibited from withdrawing equity capital if such withdrawal would cause the Company's aggregate indebtedness to net capital to exceed 10 times its net capital; its net capital to fall below 120 percent of its minimum dollar requirement; or net capital to be less than 25 percent of haircuts used in calculating net capital. This limitation includes withdrawals in the form of distributions, as well as unsecured loans or advances to the member, employees, or affiliates. At December 31, 2015 the Company had net capital, as defined, of $14,042,473. The minimum net capital requirement at December 31, 2015 was $250,000.

Note 7 – Legal Proceedings

Legal Proceedings. The Company is involved in certain legal proceedings from time to time arising out of its business operations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict with certainty what the eventual loss or range of loss related to such matters will be. The Company maintains insurance through its Errors and Omissions and fidelity bond policies to provide financial protection against certain types of claims. Management believes the outcome of pending litigation will not have a material adverse effect on the Company.

The Company recognizes a liability with regard to a legal proceeding when it believes it is probable a liability has occurred and the amount can be reasonably estimated. The Company records legal accruals and related insurance and counterclaim recoveries on a gross basis.

During 2012, management became aware of unapproved activities involving a former Company representative. On January 18, 2013, the former Company representative was permanently barred from association with any FINRA member firm as a result of his refusal to appear and provide testimony in an investigation by FINRA into allegations that he misappropriated funds from firm customers and conducted undisclosed outside business activities through which he sold unregistered securities products. The Company is responding to a number of regulatory and client inquiries regarding this representative. During 2015, the Company agreed to pay penalties to settle the matter with the SEC and FINRA. The amount assessed did not have a material adverse effect on the Company.

The Company is inherently subject to regulatory risk in that a change in laws and regulations could impact aspects of the Company's business. A change in laws or regulations effected by the Securities and Exchange Commission or FINRA may increase operating costs, reduce the attractiveness of certain investments, and/or change the competitive landscape.

NOTES TO FINANCIAL STATEMENTS

In the normal course of business, the Company's activities involve the execution, settlement and financing of various customer securities transactions. The Company uses a clearing broker-dealer to execute customer transactions. Such transactions may expose the Company and the clearing broker-dealer to off balance-sheet-risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event that customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. Management believes the risk of default by customers will not have a material adverse effect on the Company.

The Company does not expect nonperformance by customers. There is no maximum risk of loss under such arrangement. Based on experience, the Company does not believe any expected losses to be material.

Note 8 – Subsequent Events

The Company evaluated the recognition and disclosure of subsequent events for its December 31, 2015 financial statements through February 25, 2016, the date on which the financial statements were issued.